1

                        INTERCONTINENTAL RESOURCES, INC.
                15760 Ventura Blvd., Suite 700, Encino, CA 91436
                            Telephone: (818) 325-3848


October 13, 2006
                                                        Via courier and EDGAR

Regina Balderas
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549


       Re:  Form 10-KSB for December 31, 2005
            Form 10-QSB for March 31, 2006
            Form 10-QSB for June 30, 2006
            File No. 000-28481

Dear Ms. Balderas:

We are in receipt of the Staff's letter dated August 31, 2006. We appreciate your indulgence during the time our independent accountants were unavailable due to vacations.

Today, we filed on EDGAR the following amended company reports:

     o Amendment No. 1 to our Annual Report on Form 10-KSB for the year ended December 31, 2005;

     o Amendment No. 1 to our Quarterly Report on Form 10-QSB for the period ended March 31, 2006; and

     o Amendment No. 1 to our Quarterly Report on Form 10-QSB for the period ended June 30, 2006.

This letter explains the revisions we made and provides supplemental information in response to your comments. Our responses are numbered to correspond to the paragraph numbers in your comment letter.

For your convenience during your further review, we enclose three redlined copies of each of the amended filings, and three copies of this cover letter. The filings on EDGAR use revision tags to mark revised text. In this cover letter we have referenced Item numbers and captions to assist you in identifying the revised text within our amended filings.



COMMENT No. 1:

The independent auditors tested the amounts in various ways. They attempted to contact several vendors on the accounts payable listing. There were many that they were unable to locate and some when found the phone numbers were disconnected. When the auditors did get hold of the payable parties the companies were unable to locate the amount due by the name Anglotajik or their former name Iconet, Inc. The auditors contacted me, Matthew Markin, as principal financial officer and principal executive officer, and I was not aware of any debtors contacting the company or me. Nor am I aware of any liens or collections. The auditors also sent an attorney letter to see if the attorney was aware of any suit filed against the company for the payables, and they found nothing. The auditors also did subsequent disbursement testing and open invoices testing to see if there were any payables not on the list.


COMMENT No. 2:

Our auditors have revised the terminology in their Auditor Opinion to agree with the S/E Schedule's caption.


COMMENT No. 3:

Our auditors have revised the language in the opinion paragraph of their Opinion Letter so as to correctly reflect the standards applied.


COMMENT No. 4:

Our auditors' Opinion Letter has been revised to include the inception-to-date period.


COMMENT No. 5:

The cash flow statement has been revised as suggested. (See Statement of Cash Flows)


COMMENT Nos. 6, 7, 8:

We have revised the text to clarify that the controls were effective as of the end of the period covered by the report, and corrected the language to be consistent the authorities cited. (See 10-KSB Am1 for 12/31/05 Item8a, 10-QSB Am1 for 03/31/06 and 06/30/06 Part I Item 3)


COMMENT No 9:

We have revised our Section 302 Certification Forms and believe they are now consistent with the requirements of Item 601 of Regulation S-B. (See Exhibit 31 to each filing)

COMMENT No 10:

The financial statement notes now disclose the adoption of SFAS 123R, and the restated financial statements reflect the adoption. (See 10-QSB Am1 for 03-06 and 06-06, Item 1 Note 3)


COMMENT No 11:

After reviewing SFAS 140 with our accountants we have decided to reverse the entry and put the payables on the books.


COMMENT No 12:

On September 11, 2006 we filed on EDGAR the overlooked 8-K regarding the company's name change (accession number 1189619-6-21).


Please feel free to call on me at (818) 325-3848 for any further information or clarification.

Kindest regards,


/s/ Matthew Markin
---------------------------------------------------------------------
President, Chief Executive Officer,
Acting Chief Financial Officer